                                                                    Exhibit 99.1

                              FOR IMMEDIATE RELEASE

Contact: Daniel C. Dunn
           Chief Financial Officer
           (314) 771-2400

                       ALLIED HEALTHCARE PRODUCTS REPORTS
                    FOURTH QUARTER AND FULL-YEAR 2003 RESULTS

                     Sluggish Sales Lead to 4th Quarter Loss

ST. LOUIS, SEPTEMBER 29, 2003 - Allied Healthcare Products, Inc. (NASDAQ: AHPI) today reported a net loss of $106,000 for the quarter ended June 30, 2003, compared with a net loss of $11.3 million for the quarter ended June 30, 2002.

     Revenues for the fourth quarter of fiscal 2003 totaled $14.3 million versus $15.7 million for the fourth quarter of the prior year. Sluggish sales in the last quarter of 2003 contributed to the negative results. In 2002, the net loss was attributed to a $9.6 million write down of goodwill and a non-cash, pre-tax charge of $3.2 million to increase the reserve for slow-moving and obsolete inventory.

     Allied's net loss for the fiscal year ending June 30, 2003, was $158,000 compared to a loss of $11.7 million for the previous year.

     Revenues for the full fiscal year of 2003 totaled $60.9 million, up slightly from 2002 revenues of $60.4 million.

     Production cost savings totaled about $982,000 in 2003. However, lower production costs were more than offset by increases in overhead costs for the year, primarily in medical benefits and insurance.

     "Allied had disappointing sales throughout 2003," said Earl R. Refsland, chief executive officer. "However, we also have some achievements to report. For example, we reduced debt by $2.1 million during the fiscal year, we successfully negotiated a new three-year labor agreement, we improved quality and delivery performance, and we realized significant production cost savings in 2003."

     "Increasing sales and further cost reductions will be key to improving Allied's 2004 performance," Refsland said.

     To that end, Refsland pointed out that Allied's marketing and sales team had been reorganized during 2003, including appointment of a new vice president and replacement of most regional managers. Refsland also noted that the company had announced a reduction in management and administrative staff that is expected to save about $900,000 in fiscal 2004.

     Allied reported in July that earnings would not meet required levels under covenants of its revolving credit facility with LaSalle Bank. Negotiations have been successfully concluded for a waiver and alteration of the covenants during fiscal 2004, Refsland said.

     Allied Healthcare Products, Inc. is a leading manufacturer of respiratory care products, medical gas equipment and emergency medical products used in a wide range of hospital and alternate care settings.

"SAFE HARBOR" STATEMENT: Statements contained in this release that are not historical facts or information are "forward-looking statements." Words such as "believe," "expect," "intend," "will," "should," and other expressions that indicate future events and trends identify such forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause the outcome and future results of operations and financial condition to be materially different than stated or anticipated based on the forward-looking statements. Such risks and uncertainties include both general economic risks and uncertainties, risks and uncertainties affecting the demand for and economic factors affecting the delivery of health care services, and specific matters which relate directly to the Company's operations and properties as discussed in its periodic filings with the Securities and Exchange Commission. The Company cautions that any forward-looking statement contained in this report reflects only the belief of the Company or its management at the time the statement was made. Although the Company believes such forward-looking statements are based upon reasonable assumptions, such assumptions may ultimately prove inaccurate or incomplete. The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement was made.



                        ALLIED HEALTHCARE PRODUCTS INC.
                      CONSOLIDATED STATEMENT OF OPERATIONS
                                  (UNAUDITED)



                                                      Three months ended,            Twelve months ended,
                                                  ----------------------------    ----------------------------
                                                      2003            2002            2003            2002
                                                  ------------    ------------    ------------    ------------
Net Sales .....................................   $ 14,327,345    $ 15,682,913    $ 60,863,358    $ 60,414,884
Cost of Sales .................................     11,083,420      15,183,523      46,809,726      50,065,070
                                                  ------------    ------------    ------------    ------------

Gross Profit ..................................      3,243,925         499,390      14,053,632      10,349,814

Selling General And Admin .....................      3,379,140       3,142,737      13,550,592      12,746,842
Impairment of goodwill ........................              -       9,600,000               -       9,600,000
                                                  ------------    ------------    ------------    ------------

Income/(loss) from operations .................       (135,215)    (12,243,347)        503,040     (11,997,028)

Interest Expense ..............................        177,977         (56,999)        830,838         (25,692)
Other Expense .................................          9,014         197,480          41,135       1,054,092
                                                  ------------    ------------     ------------   ------------
Other, net ....................................        186,991         140,481         871,973       1,028,400
                                                  ------------    ------------    ------------    ------------
Income/(loss) before
provision/(benefit) for income taxes ..........       (322,206)    (12,383,828)       (368,933)    (13,025,428)

Provision/(benefit) for income taxes ..........       (215,900)     (1,037,780)       (211,374)     (1,294,420)
                                                  ------------    ------------    ------------    ------------
Net Income/(loss) .............................   $   (106,306)   $(11,346,048)   $   (157,559)   $(11,731,008)
                                                  ============    ============    ============    ============
Net Income/(loss) per share - Basic and Diluted   $      (0.01)   $      (1.45)   $      (0.02)   $      (1.50)
                                                  ============    ============    ============    ============
Weighted average common shares
Outstanding - Basic and diluted................      7,813,932       7,813,932       7,813,932       7,809,266

                        ALLIED HEALTHCARE PRODUCTS INC.
                           CONSOLIDATED BALANCE SHEET
                                  (UNAUDITED)


                                                              June 30, 2003       June 30, 2002
                                                              -------------       -------------
ASSETS
Current assets:

   Cash                                                          $    12,016      $       800
   Accounts receivable, net of allowance for doubtful
     accounts of $475,000 and $450,000, respectively               7,848,977        8,788,020
   Inventories, net                                               12,274,972       13,200,921
   Deferred income taxes                                                   -          745,910
   Income tax receivable                                             392,259          745,895
   Other current assets                                              149,995          163,510
                                                                 -----------      -----------
      Total current assets                                        20,678,219       23,645,056
                                                                 -----------      -----------
   Property, plant and equipment, net                             12,630,289       13,228,157
   Deferred income taxes                                             989,710          100,492
   Goodwill                                                       15,979,830       15,979,830
   Other assets, net                                                 134,528          180,536
                                                                 -----------      -----------
      Total assets                                               $50,412,576      $53,134,071
                                                                 ===========      ===========
LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
   Accounts payable                                              $ 2,192,717      $ 3,426,802
   Current portion of long-term debt                               5,409,304        7,985,406
   Deferred income taxes                                             412,079                -
   Other accrued liabilities                                       3,218,981        2,861,973
                                                                 -----------      -----------
      Total current liabilities                                   11,233,081       14,274,181
                                                                 -----------      -----------
Long-term debt                                                     5,409,304        4,135,156
                                                                 -----------      -----------
Commitments and contingencies
                                                                           -                -

Stockholders' equity:
   Preferred stock; $0.01 par value; 1,500,000 shares
      authorized; no shares issued and outstanding
                                                                           -                -
   Series A preferred stock; $0.01 par value; 200,000 shares
      authorized; no shares issued and outstanding
                                                                           -                -
   Common stock; $0.01 par value; 30,000,000 shares
      authorized; 7,813,932  shares issued and
      outstanding at June 30, 2003 and 2002                          101,175          101,175
   Additional paid-in capital                                     47,030,549       47,030,549
   Common stock in treasury, at cost                             (20,731,428)     (20,731,428)
   Retained earnings                                               8,166,879        8,324,438
                                                                 -----------      -----------
      Total stockholders' equity                                  34,567,175       34,724,734
                                                                 -----------      -----------
      Total liabilities and stockholders' equity                 $50,412,576      $53,134,071
                                                                 ===========      ===========